Exhibit 99.6

Notice
of the Annual and Special Meeting of
Shareholders of
CANADIAN SUPERIOR ENERGY INC.
to be held June 27, 2008
and

Information Circular

May 15, 2008

Canadian Superior Energy Inc.
2700, 605 – 5th Avenue S.W.
Calgary, Alberta, T2P 3H5
Tel:  (403) 294-1411
Website:  www.cansup.com

Notice of the Annual and Special Meeting of Shareholders
To Be Held June 27, 2008

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the annual and special meeting (the "Meeting") of the holders of common shares ("Common Shares") of Canadian Superior Energy Inc. (the "Company") will be held in the McMurray room at the Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, on June 27, 2008, at 3:00 PM (Calgary time), for the following purposes:

(a)	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and the Auditors' Report thereon;

(b)	to fix the number of directors of the Company at eight (8);

(c)	to elect the directors of the Company for the ensuing year;

(d)	to appoint Meyers Norris Penny LLP as auditors of the Company and to authorize the directors to fix their remuneration;

(e)	to consider and, if thought advisable, to approve the amendment of the Company's stock option plan;

(f)	to consider and, if thought advisable, to approve all unallocated options, rights or other entitlements under the Company's stock option plan; and

(g)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 15, 2008. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the transfer agent and registrar of the Company, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the transfer agent and registrar at (403) 233-2857.

DATED at Calgary, Alberta this 15th day of May 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Gregory S. Noval"
Executive Chairman

CANADIAN SUPERIOR ENERGY INC.
INFORMATION CIRCULAR
for the Annual and Special Meeting of Shareholders To Be Held on June 27, 2008

This Information Circular is furnished in connection with the solicitation of proxies by management of Canadian Superior Energy Inc. (the "Company") for use at the annual and special meeting (the "Meeting") of the holders of common shares ("Common Shares") of the Company, to be held in the McMurray room at the Calgary Petroleum Club, 319 – 5th Avenue SW, Calgary, Alberta, on Friday, June 27th, 2008 at 3:00 PM (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at May 15, 2008.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Information Circular, accompanying Notice of Meeting, the Company's Consolidated Financial Statements and Management Discussion and Analysis, and form of proxy are expected to be mailed to registered shareholders on or before May 19, 2008.  The Company is registered with the United States Securities and Exchange Commission (the "SEC") and the issued and outstanding common shares of the Company are listed and posted for trading on The American Stock Exchange ("AMEX").  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (United States) (the "1934 Act").  Therefore, the Company is exempt from the proxy requirements of the 1934 Act and this Information Circular complies with the Canadian requirements for Information Circulars.

GENERAL PROXY INFORMATION

 General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on May 15, 2008 (the "Record Date").  The Company will prepare, as of the Record Date, a list of shareholders entitled to receive notice of the Meeting and the number of Common Shares held by each such shareholder ("Shareholder").  A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

 Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered Shareholders of the Company who have advised their broker or intermediary that they wish to receive such material.  In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies.  The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

 Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by management of the Company.  A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.  A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's transfer agent and registrar, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, fax 1-403-233-2857, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting, or adjournment thereof.

 Revocation of Proxies

A registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Valiant Trust Company, at least 48 hours before the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

 Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public Shareholders of the Company, as a substantial number of the public Shareholders of the Company do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company.  Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS &

Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP Canada").  ADP Canada typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP Canada.  ADP Canada then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an ADP Canada sticker on it cannot use that proxy to vote shares directly at the Meeting.  The proxy must be returned to ADP Canada well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders registered as of the Record Date on the Company's Shareholder list maintained by the Company's registrar and transfer agent unless specifically stated otherwise.

 Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein.  If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy will vote such Common Shares in favour of the resolutions relating to such matters.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting.  In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

 Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 148,741,880 Common Shares.  Only Shareholders of record at 4:30 p.m. (Calgary time) on May 15, 2008, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence of two or more shareholders representing either in person or by proxy an aggregate of not less than 10% of the outstanding Common Shares is necessary to convene the Meeting.  Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval two-thirds of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

 Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and the auditors' report on such statements.

 Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors of the Company to be elected at the Meeting at eight (8), as may be adjusted between Shareholders' meetings by way of resolution of the board of directors of the Company.  Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at eight (8).

 Election of Directors

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are appointed.  Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below.  Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

The persons named in the following table are management's nominees to the board of directors.  All of Messrs. Noval, Harp, Dallas, Squires, Coolen, Idland and McKenzie are ordinarily resident in Canada.  Mr. Watkins is ordinarily a resident of the United States of America.

The names and places of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation of each are as follows:

Name, Place of Residence and Position with the Company	Number of Common Shares Beneficially Owned or Controlled	Date First Appointed	Principal Occupation
Gregory S. Noval (3), (4), (5) Turner Valley, Alberta Executive Chairman	480,044	June 1996	Executive Chairman of the Board
Thomas J. Harp (2), (5) Calgary, Alberta Director	44,556	June 2000	President of Harp Resources Ltd., a private resource company.
Charles Dallas (1), (4) Innisfail, Alberta Director	54,444	June 2000	Independent businessman
Alexander Squires (1), (3) Toronto, Ontario Director	508,000	November 2004	Managing Partner and Director of Brant Securities Ltd., an independent full service securities firm.
Michael (Mike) E. Coolen (4) Halifax, Nova Scotia Director, President and Chief Operating Officer	216,644	November 2005	President and Chief Operating Officer of the Company since April, 2006
Kaare Idland (2), (5) Red Deer, Alberta Director	577,900	November 2005	Independent businessman
Richard Watkins (1), (2), (3) Houston, Texas Director	Nil	May 2006	Energy consultant
Craig McKenzie Calgary, Alberta Director and Chief Executive Officer	100,000	November 2007	CEO of the Company from October 1, 2007 to present. From June 2004 to September 2007, was President of BG Trinidad and Tobago, BG Group PLC. Prior thereto, was Vice-President with BP Group PLC.

Notes:

(1)	Member of the Company's Audit Committee.
(2)	Member of the Company's Compensation Committee.
(3)	Member of the Company's Disclosure Committee
(4)	Member of the Company's Special Projects Committee.
(5)	Member of the Company's Reserves Committee.

 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Company has, within ten years before the date of this document, been a director or executive officer of any company that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii)  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

 Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Meyers Norris Penny LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such.  Meyers Norris Penny LLP have served as independent auditors for the Company since June 2005.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

 Amendment of the Company's Stock Option Plan

In 2006, the TSX introduced new rules affecting the stock option plans of listed companies. Canadian Superior would like to implement changes to its Stock Option Plan to address these rules and must amend the Stock Option Plan to do so.  For the amendments to be effective, the resolution must be approved by a majority of the votes cast by the Company's shareholders. The amendments are described in this section and have been approved by the Board of Directors.

The TSX has strongly advised that option plans have provisions that outline the type of amendments that require shareholder approval, and those a company can make without shareholder approval.  These provisions are called "amendment procedures". If a stock option plan does not have clear-cut amendment procedures then every amendment will require specific shareholder approval, even amendments of a strictly administrative nature.

The Company's proposed amendment procedures would permit the Board of Directors to amend the Stock Option Plan, or an option to purchase Common Shares ("Option") at any time and from time to time, and for any reason, except for those changes for which the Stock Option Plan specifically requires shareholder approval.  Under the proposed amendment procedures, the Stock Option Plan would require shareholder approval for the following changes to the Stock Option Plan or Options granted under it:

(a)	increasing the maximum percentage of the issued and outstanding Common Shares issuable pursuant to the Stock Option Plan;

(b)	reducing the exercise price of an outstanding Option (including, without limitation, any cancellation and reissuance of an Option, constituting a reduction of the exercise price of such Option);

(c)	extending the expiry date of an outstanding Option or amending the Stock Option Plan to permit the grant of an Option that is exercisable for a period exceeding 10 years from the grant date; and

(d)
permitting Options to be transferable or assignable other than, in the event of the death or permanent disability of an optionholder, by the person or persons to whom the optionholder’s rights under such Options pass by the optionholder’s will or applicable law, unless the change results from application of the anti-dilution provisions of the Stock Option Plan.

Under certain policies of Canadian Superior, certain directors, officers, employees and consultants of the Company may be restricted from trading in securities of the Company during periodic blackout periods imposed by the Company.  Accordingly, in addition to the amendments to the Stock Option Plan described above, Canadian Superior proposes to amend the Stock Option Plan in order to address the situation where an optionholder is unable to exercise an Option expiring during such a blackout period by providing that the Option’s expiry date will be the 10th business day following the expiry of the blackout period.  The TSX has indicated that, in the event of a blackout period, such limited extensions are permissible.

In addition to the above amendments Canadian Superior also proposes to amend subsection 3(a)(iii) of the Stock Option Plan, specifically the two instances of the phrase "President and Chief Executive Officer" to state "Chairman of the Board, the President or the Chief Executive Officer".  These amendments are due to changes in the management structure of the Company, one result of which is that the roles of the Chairman, the President and CEO are now held by three different persons.

To be approved, the ordinary resolution approving the amendments to the Stock Option Plan requires the approval of a majority of the votes cast by shareholders present in person or by proxy at the Meeting.  At the Meeting, the Shareholders will therefore be asked to consider and, if thought appropriate, pass the following ordinary resolution:

"BE IT RESOLVED THAT:

1.
the stock option plan of the Company be and is hereby amended by inserting the following text into subsection 1(k) (the definition of "Normal Expiration Date") "…(except as otherwise provided in subsections (g)(i), (g)(ii) and (j) of section 7 of the Plan),…" (amended text underlined);

2.
the stock option plan of the Company be and is hereby amended by amending the two instances of the phrase "President and Chief Executive Officer" found in subsection 3(a)(iii) to state "Chairman of the Board, the President or the Chief Executive Officer".

3.
the stock option plan of the Company be and is hereby amended by inserting the following as subsection 7(h) of the stock option plan: "If the Normal Expiration Date of an Option expires during a Blackout Period (as defined below) or within nine (9) business days after a Blackout Period, such Normal Expiration Date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable Black Out Period.  For the purposes of this Plan, Blackout Period means, with respect to an Option, any period during which the holder of such Option is not permitted to trade Common Shares pursuant to the policies of the Company."

4.	the stock option plan of the Company be and is hereby amended by replacing the existing Section 12 of the stock option plan with the following:

	"12	Interpretation, Amendment and Termination of Plan

		(a)	The Board may, at any time, suspend or terminate this Plan.

		(b)	Subject to Section 12(c) and 12(d), the Board may, at any time and from time to time, amend the Plan or any Option without the approval of holders of Shares.

(c)
Notwithstanding Section 12(b), the Board may not, without approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of holders of Shares, amend the Plan or any Option to:

			(i)	increase the maximum percentage of the issued and outstanding Shares issuable pursuant to the Plan;

(ii)
make any amendment that would reduce the Exercise Price of an outstanding Option (including, without limitation, any cancellation and reissuance of an Option constituting a reduction of the Exercise Price for such Option);

			(iii)	amend the Normal Expiration Date to extend the term of any Option or allow for such Option to be exercisable for a period exceeding ten (10) years from the date the Option is granted; or

(iv)
make any amendment which would permit Options to be transferable or assignable other than, in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant’s rights under such Options pass by the Participant’s will or applicable law.

(d)
Notwithstanding Section 12(b), no amendment or revision to the Plan or any Option shall alter the terms of any Option theretofore granted under this Plan without the consent of the holder of such Option, or amend the Plan retroactively.”;

and

5.
any one director or officer of the Company is authorized, on behalf of the Company, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.

 Approval of All Unallocated Options Under the Company's Stock Option Plan

 The rules of the TSX require that, every three years after institution, all unallocated options, rights or other entitlements under a listed company's rolling stock option plan must be approved by a majority of both the Company's directors and by it's shareholders.

 The Board of Directors unanimously approved all unallocated options, rights or other entitlements under the Company's Stock Option Plan on May 12, 2008.

A copy of the Company's Stock Option Plan (indicating its text both prior to the amendments proposed above for shareholder approval, and its text in the event the proposed amendments are approved (deletions italicized, insertions in bold)) is attached hereto (see Appendix "A").

The purpose of the Company's Stock Option Plan is to provide employees, officers, directors and consultants of the Company an incentive to assist the Company in achieving its long-term objectives by providing those persons with the opportunity to acquire an ownership interest in the Company and to attract and retain persons of experience and ability.

The Stock Option Plan is a "rolling" stock option plan such that the maximum number of Common Shares that may be reserved for issuance pursuant to options granted thereunder is equal to 10% of the Common Shares outstanding from time to time.  The maximum number of Common Shares that may be reserved for issuance to any one person under the Stock Option Plan is 5% of the number of issued and outstanding Common Shares.  The maximum number of Common Shares that may be reserved for issuance to Insiders (as such term is defined by the TSX) pursuant to options granted under the Stock Option Plan and any other share compensation arrangement is 10% of the number of Common Shares outstanding.  The maximum number of Common Shares that may be issued to Insiders under the Stock Option Plan and any other share compensation arrangement within a one year period is 10% of the number of Common Shares outstanding.  Options granted under the Stock Option Plan are not transferable or alienable in any manner whatsoever.

Stock options may have a maximum term of 10 years, and if they are unexercised at the end of their term they shall terminate (* note that the termination of stock options during a "Black-Out Period" is the subject of one of the resolutions to be presented at the Meeting).

Stock options shall also terminate if the optionee ceases to be a "Participant" (meaning an employee, an officer, a director or a consultant to the Company, or a person or company engaged to provide ongoing management or consulting services for the Company).  However, if the optionee ceased to be a Participant by reason of death or permanent disability, the options that have vested as of the date of death or permanent disability may be exercised during the period of up to one year after that date.  If the optionee ceases to be a Participant for any cause other than death or permanent disability, the optionee’s vested stock options may be exercised up to a date 90 days after that date.

The exercise price of options granted under the Stock Option Plan is set by the board of directors at the time of grant provided that the exercise price shall not be less than the "Market Value" on the date such options are granted.  Market Value is defined in the Stock Option Plan as (i) the last reported sale price on the trading day immediately preceding the date on which the stock options were granted (the "Option Date") at which Common Shares traded on the TSX; or (ii) if there is no reported sale price at which Common Shares traded on the TSX on the trading day immediately preceding such Option Date, the last reported sale price at which

Common Shares traded on such exchange prior to such Option Date; or (iii) if the Common Shares are not listed and trading on a recognized stock exchange on such Option Date, such price as the board of directors shall, in their sole discretion, determine is the fair value of the Common Shares at such time. Options granted under the Stock Option Plan have a maximum term of ten years and vest at such times as the board of directors determine at the time of grant.  As of the date hereof there are 13,742,119 outstanding stock options under the Stock Option Plan.

The directors of the Company may amend the Stock Option Plan or outstanding stock options at any time, provided that stock exchange and shareholder approvals are obtained for any amendment (* note that the Board's authority to amend the Stock Option Plan is the subject of one of the resolutions to be presented at the Meeting).

At the meeting, shareholders will be asked to approve all unallocated options under our stock option plan.  Every three years after institution all unallocated options, rights or other entitlements under Stock Option Plan must be approved a majority of the Company's directors and by a resolution of the Company's shareholders.  Currently outstanding stock options will be unaffected if this resolution is not approved but currently outstanding options which have been terminated will not be available for re-grant and our Board will not be able to grant new options if the unallocated options are not approved.  If the unallocated options are approved at the Meeting then the unallocated options will have to be re-approved by the shareholders on or before June 27, 2011.

To be approved, the ordinary resolution approving the unallocated options requires the approval of a majority of the votes cast by shareholders present in person or by proxy at the Meeting.  At the Meeting, the Shareholders will therefore be asked to consider and, if thought appropriate, pass the following ordinary resolution:

BE IT RESOLVED THAT:

1.
all unallocated stock options under the stock option plan of Canadian Superior Energy Inc. be approved until the third anniversary of the date that this resolution is passed, which date shall be June 27, 2011 unless the Meeting is adjourned and then reconvened at a later date and this resolution is passed at the reconvened Meeting;

2.
any officer or director of the Company be and is hereby authorized for, on behalf of and in the name of the Company to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution."

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of all of the foregoing resolutions.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, except for as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value.  As at the date hereof, there are 148,741,880 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares.

EXECUTIVE COMPENSATION

 Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 for the year and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end (the "Named Executive Officers").  The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years.  There were no other executive officers of the Company whose salary plus bonus in the year ended December 31, 2007 was in excess of $150,000.

 Summary Compensation Table

Name and Principal Position	Year Ended Dec. 31	Annual Compensation			Long-Term Compensation			All Other Compensation (Cdn$)
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units (Cdn$)(2)	LTIP Payouts (Cdn$)(2)
Gregory S. Noval Executive Chairman, and formerly Chief Executive Officer	2007 2006 2005	421,954 383,594 366,158	305,488 199,500 166,435	53,595 86,653 68,858	750,000 850,000 750,000	Nil Nil Nil	Nil Nil Nil	1,265,860(3) 1,150,000 Nil
Michael E. Coolen President and Chief Operating Officer	2007 2006 2005	338,751 245,256 210,000	296,250 90,000 Nil	58,569 19,927 2,256	750,000 450,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leigh Bilton Non-Executive Vice-Chairman	2007 2006 2005	338,751 225,000 203,000	265,208 167,200 50,000	Nil 8,372 12,383	650,000 250,000 100,000	Nil Nil Nil	Nil Nil Nil	750,000(4) Nil Nil

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year Ended Dec. 31	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units (Cdn$)(2)	LTIP Payouts (Cdn$)(2)	All Other Compensation (Cdn$)
Craig McKenzie Chief Executive Officer(5)	2007	130,769	Nil	Nil	1,500,000	Nil	Nil	200,000 (6)
Roger Harman(1) Chief Financial Officer	2007 2006	220,916 133,754	182,750 47,840	25,000 12,680	150,000 100,000	Nil	Nil	Nil

Notes:

(1)
Mr. Harman served as Chief Financial Officer of the Company from August 16, 2006 to January 31, 2008. The compensation received by Mr. Harman as reflected in the above table is actual compensation received for the financial years ended December 31, 2006 and 2007.

(2)	There are no outstanding restricted shares or units and the Company does not have a long term incentive plan, pension plan or other compensatory plan for its executive officers.

(3)	On June 26, 2007, Mr. Noval ceased to be the CEO of the Company and in accordance with his employment agreement received a payment equal to three times his then annual salary.

(4)
On June 27, 2007, Mr. Bilton ceased to be Executive Vice-President of the Company and in accordance with his employment agreement received a payment equal to two times his then annual salary and benefits.

(5)
On October 1, 2007 Mr. McKenzie was appointed CEO of the Company.  The compensation received by Mr. McKenzie as reflected in the above table is actual compensation received for the fiscal year ended December 31, 2007.

(6)	Represents amounts for moving allowance and signing bonus paid to Mr. McKenzie.

 Stock Option Plan

The Company has adopted a Stock Option Plan, the purpose of which is to provide employees, officers, directors and consultants of the Company an incentive to assist the Company in achieving its long-term objectives by providing those persons with the opportunity to acquire an ownership interest in the Company and to attract and retain persons of experience and ability.  The terms of the Stock Option Plan are set out above in the context of the proposed resolutions to approve specified amendments to the Stock Option Plan, and to approve the unallocated stock options under the Stock Option Plan.

 Inducement Option Agreements

Under TSX rules shareholder approval is not required for stock options used by listed issuers as an inducement to persons that have not been not previously employed by the Company to enter into a contract of full time employment as an officer of the Company, provided that the common shares issuable to such persons do not exceed 2% of the outstanding common shares of the listed issuer.  These inducement options are separate from the Company's Stock Option Plan.  Inducement options are available to the Company on an as-needed discretionary basis when the option limits under the Stock Option Plan constrain the Company's ability to attract preferred candidates for senior executive positions, and it is not intended that they form a regular component of the Company's compensation program.  In 2007 the Company issued 1,500,000 inducement options to its new CEO, and in early 2008 the Company issued a further 1,250,000 to four additional new officers (see "Securities Authorized For Issuance Under Equity Compensation Plans").

 Option Grants During the Year Ended December 31, 2007

As at the date of this Information Circular, the Company has outstanding stock options granted pursuant to the Stock Option Plan to purchase 13,742,119 Common Shares of the Company, and a further 2,750,000 options recently granted to newly hired officers of the Company.

The following table sets forth information in respect of options granted to the Named Executive Officers during the most recently completed financial year.

Named Executive Officer	Common Shares Under Options Granted	% of Total Options Granted in Financial Year	Exercise Price (Cdn$/Common Share)	Market Price on Date of Grant (Cdn$/Common Share)	Expiration Date
Gregory S. Noval Executive Chairman	250,000 500,000	4.9% 9.9%	$2.35 $2.70	$2.35 $2.70	January 2, 2017 Nov. 24, 2017
Michael E. Coolen President and Chief Operating Officer	250,000 500,000	4.9% 9.9%	$2.35 $2.70	$2.35 $2.70	January 2, 2017 Nov. 24, 2017
Leigh Bilton Non-Executive Vice-Chairman	150,000 500,000	2.9% 9.9%	$2.35 $2.70	$2.35 $2.70	January 2, 2017 Nov. 24, 2017
Craig McKenzie Chief Executive Officer	1,500,000	29.9%	$2.76	$2.76	Sept. 28, 2017
Roger Harman Chief Financial Officer	100,000 50,000	1.9% 1.0%	$3.29 $2.35	$3.29 $2.35	May 17, 2017 January 2, 2017

 Aggregated Option Exercises During the Year

Ended December 31, 2007 and Year-End Option Values

The following table sets forth certain information with respect to options to acquire Common Shares. The closing price for the Common Shares on the TSX on December 28, 2007 was $2.91.

Named Executive Officer	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options at December 31, 2007 (#)Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2007 (Cdn$) Exercisable/ Unexercisable(1)
Gregory S. Noval Executive Chairman	Nil	Nil	3,700,000/ -	$2,602,500/ -
Michael E. Coolen President and Chief Operating Officer	35,000	$52,500	1,430,000/ -	$726,550/ -
Leigh Bilton Non-Executive Vice-Chairman	200,000	$412,000	950,000/ -	$825,000/ -
Craig McKenzie Chief Executive Officer	Nil	Nil	333,334/1,166,666	$50,000/ -
Roger Harman Chief Financial Officer	100,000	$135,000	200,000/ -	$56,000/ -

Note:

(1)
These amounts were calculated by multiplying the number of vested unexercised options ("Exercisable") or unvested options ("Unexercisable"), as applicable, by the difference between the latest closing trading price of the Common Shares on the TSX on or prior to December 28, 2007 ($2.91) and the exercise price of the relevant options (at prices ranging from $1.10 to $3.29 per share).

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company's equity compensation plans as at December 31, 2007.  The Company has authorized securities for issuance both under (1) the Stock Option Plan referenced above, and (2) under inducement option agreements ("Inducement Options").  Under TSX rules shareholder approval is not required for stock options used by listed issuers as an inducement to persons not previously employed or an insider of the Company to enter into a contract of full time employment as an officer of the Company, provided that the common shares issuable to such persons do not exceed 2% of the outstanding common shares of the listed issuer.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	13,989,555	$2.03	41,672
Equity compensation plans not approved by securityholders (Inducement Options)	1,500,000	$2.76	N/A*
Total	15,489,555	$2.10	N/A*

* the Inducement Options are not part of a 'plan'.  While the number of Inducement Options issuable to each new officer is limited to 2% of the Company's outstanding shares, there is no set limit to the number newly hired officers that can be included in this program.

 Employment Contracts, Termination of Employment and
Change in Control Arrangements

The Company has a contract with Gregory Noval, which provides that in the event Mr. Noval involuntarily ceases to be Executive Chairman for any reason, excluding death or incapacity, other than termination with cause or if the Company is bought out, merged, amalgamated or sells substantially all or the majority of its assets, or if immediately after three years from October 1, 2007 the Company fails to renew his contract for a further three years, the Company shall pay in cash equal to three times annual salary.

In addition, in the event Mr. Noval ceases to be Executive Chairman and/or a Director of the Company for any reason whatsoever including the event of his death or incapacity, the Company shall pay three times the value of all benefits being paid or payable to him.

The Company also has an executive employment agreement with Michael (Mike) E. Coolen, which provides that if Mr. Coolen ceases to be President and/or a director of the Company for any reason whatsoever, including death, the Company shall pay to Mr. Coolen or his estate or legal representative an amount equal to three times Mr. Coolen's then annual salary and three times the value of all benefits to which Mr. Coolen is then entitled.

The Company also has an employment contract with Craig McKenzie, which provides if Mr. McKenzie is terminated as Chief Executive Officer, other than for termination for cause, the Company shall pay pro rata salary and benefits and a retiring allowance equal to $500,000 (US) if termination is prior to November 1, 2008; $1 million (US) if termination is between November 1, 2008 and November 1, 2009; and $1.5 million (US) if terminated after November 1, 2009.

In addition, if there is a change of control, or if within 6 months of change of control Mr. McKenzie elects to resign his employment by providing seven days' written notice, the Company shall within five days make the payments outlined above, along with pro rata salary and benefits earned but not paid.

The Company also has a contract with Leigh Bilton, which provides that in the event Mr. Bilton involuntarily ceases to be Non-Executive Vice-Chairman for any reason, excluding death or incapacity, other than termination with cause or if the Company is bought out, merged, amalgamated or sells substantially all or the majority of its assets, or if immediately after three years from September 25, 2007 the Company fails to renew his contract for a further three years, the Company shall pay in cash equal to three times annual salary and all benefits to which he is entitled.

The Company had a contract with Roger Harman, which provided that in the event Mr. Harman ceased to be Chief Financial Officer of the Company for any reason whatsoever, including death, excluding resignation and/or termination with cause, the Company would pay one times the value of his annual salary and benefits.  Mr. Harman resigned effective January 31, 2008 and no amounts with respect to the employment contract were paid.

 Composition of Compensation Committee

The compensation committee is presently comprised of Messrs. Harp, Idland and Watkins, none of whom was an officer or employee of the Company or of any of its subsidiaries during the past three fiscal years.

 Report on Executive Compensation

The Company's executive compensation program has three components:  base salary, bonus payments and stock options. The Board of Directors of the Company, in granting salaries, bonus payments, and stock options, considers individual performance, overall performance of the Company and the overall performance of the Company's Common Shares.

Base salaries, including those of the Named Executive Officers, are determined based on competitive levels for oil and gas companies of comparable size to the Company.

Bonuses are considered to be a normal part of executive incentive compensation and are paid periodically at the discretion of the Board of Directors based on performance.

Stock options are granted to directors, senior officers, employees and key consultants of the Company. Stock option grants are dependent upon individual performance and are determined by the Board of Directors.

 Compensation of Directors

Non-management directors of the Company receive an annual honorarium of $2,500. Non-management Chairs of any committee of the board of directors also receive an annual honorarium of $25,000. In addition, non-management directors receive fees of (i) $1,000 for each directors' meeting attended in person; (ii) $500 for each directors' meeting attended by telephone; and (iii) $500 for each committee meeting attended. Directors are also reimbursed for out-of pocket expenses incurred in carrying out their duties as directors. The directors of the Company may also be granted stock options pursuant to the Company's Stock Option Plan. See "Executive Compensation - Stock Option Plan".

PERFORMANCE GRAPH

The following graph compares the cumulative Shareholder return on $100 investment in Common Shares of the Company to a similar investment in companies comprising the TSX Oil & Gas Producers Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), including dividend reinvestment, for the period December 31, 2002 through December 31, 2007:

Canadian Superior Energy Performance Graph
	December 31
	2002	2003	2004	2005	2006	2007
Canadian Superior Energy Common Shares	100	259.79	164.95	209.28	205.15	300.00
S&P/TSX Composite - Energy	100	123.64	159.11	256.64	264.80	278.05
S&P/TSX Composite Total Return Index	100	126.72	145.07	180.08	211.16	231.92

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Set out below is a description of the corporate governance practices of the Company.

 Board of Directors

The board of directors is comprised of the following eight individuals:  Gregory S. Noval, Executive Chairman; Craig McKenzie, Chief Executive Officer of the Company, Michael (Mike) E. Coolen, President and Chief Operating Officer of the Company; Thomas J. Harp; Charles Dallas; Alexander Squires; Kaare Idland; and Richard Watkins.

Disclose the identity of directors who are independent.

National Instrument 52-110 ("NI 52-110") of the Canadian Securities Administrators provides that a member is "independent" if the member has no direct or indirect material relationship with the issuer - a "material relationship" being one which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. NI 52-110 also specifically prescribes certain relationships that are considered to be material.

Based on the foregoing, the board of directors of the Company has determined that the following directors are independent within the meaning of NI 52-110:

Thomas J. Harp
Richard Watkins
Charles Dallas
Alexander Squires
Kaare Idland

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The board of directors of the Company has determined that the following directors are not independent based on the guidelines set forth in NI 52-110:

Gregory S. Noval	Executive Chairman of the Company
Craig McKenzie	Chief Executive Officer of the Company
Michael (Mike) E. Coolen	President and Chief Operating Officer of the Company

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The independent directors comprise a majority of the Company's board members.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer	Position
Gregory S. Noval	Challenger Energy Corp.	Director
Thomas J. Harp	Cheyenne Energy Inc.	Director

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of the Company hold meetings at which non-independent directors and members of management are not in attendance, as required.  The audit committee of the Company also meets regularly, which committee is comprised entirely of independent directors.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Noval is the chairman of the board of directors and is not an independent director.  To provide leadership for its independent directors, the board of directors ensures that the independent directors have access to management of the Company.  Further, at the Company's expense, the board of directors or any committee of the board of directors may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the board of directors or any committee of the board of directors independently on any matter.  The board of directors and any committee of the board of directors have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant's or advisor's fees and other retention terms.  The Chairman of the Audit Committee is an independent director.

The role of the Chairman of the board of directors is to enhance the board of directors' effectiveness by ensuring that the responsibilities of the board of directors are understood by the board of directors members and management and ensuring the board of directors has adequate resources to support its decision-making requirements.  The Chairman ensures there is a process in place for monitoring legislation and best practices and to assess the effectiveness of the board of directors, the board of directors committees and individual directors on a regular basis.  The Chairman also prepares agendas for Board meetings, consults with the board of directors on the effectiveness of Board committees, ensures that the independent directors have adequate opportunities to meet to discuss issues without management present, chairs board meetings and communicates to other members of management as appropriate the results of private discussions among independent directors.

The Chairman presides at meetings of the board of directors and the shareholders of the Company, provides leadership to the board of directors and assists the board of directors in reviewing and monitoring the strategy, goals, objectives and policies of the Company.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

During the Company's most recently completed fiscal year ended December 31, 2007, the board of directors held 6 formal board meetings. Set out below is information relating to the attendance of the directors of the Company at board and committee meetings.

Summary of Board and Committee Meetings Held for the Year Ended December 31, 2007
Board	6
Audit Committee	5
Reserve Committee	1
Disclosure Committee	29
Total Number of Meetings Held	41

Summary of Attendance (in Person or By Telephone) of Directors for the Year Ended December 31, 2007
Director	Board Meetings Attended	Committee Meetings Attended
Gregory S. Noval	6 of 6	29
Thomas J. Harp	6 of 6	1
Charles Dallas	6 of 6	5
Alexander Squires	6 of 6	35
Michael (Mike) E. Coolen	6 of 6	6
Kaare Idland	6 of 6	1
Richard Watkins	6 of 6	35
Craig McKenzie	2 of 2	-

 Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The board of directors does not have a written mandate.  The board is responsible for the overall stewardship of the Company and dealing with issues which are pivotal to determining the Company's strategy and direction.  As part of the board of directors' mandate, it meets a minimum of four times per year.  The board of directors has put in place an effective system for monitoring the implementation of corporate strategies.  The board of directors is not involved in the day to day operations of the Company, as these operations are conducted by the Company's management.  The board of directors meets regularly to consider and approve the strategic objectives of the Company and management plans designed to accomplish those objectives.  Where appropriate, key management personnel and professional advisors are invited to attend meetings to speak to these issues.  The board of directors also meets as necessary to consider specific developments and opportunities as they arise, including asset acquisitions and dispositions and financing proposals.  The board of directors approves, among other things, all issuances of securities of the Company, the appointment of officers, the entering into of lines of credit or other significant borrowing activities and all significant transactions.

Essential to strategic planning is assessing and understanding business risks and related control systems.  The board of directors helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks.  Implementation of these strategies is then monitored by the board of directors.  The board of directors, through the Audit Committee, requires management of the Company to put into place systems to address financial risks and to periodically report to the board of directors on these systems and risks.

Management has implemented procedures to provide reasonable assurance of effective communication with the Company's shareholders and the public.  The Company's management is responsible for the issuance of press releases and communications with the financial community.  The board of directors reviews and approves all principal continuous disclosure documents, the release of interim and annual financial statements, the annual information form, prospectuses and information circulars.

The board of directors as a whole is responsible for carrying out its responsibilities by monitoring the governance systems of the Company with a view to ongoing improvements, reviewing the composition of the board of directors and developing criteria for new board appointments.  The board of directors as a whole also acts as a nominating committee for new directors, oversees and approves the Company's compensation plans and evaluates the overall Board effectiveness.

 Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board of directors has not developed written position descriptions for the Chairman of the board of directors or the committee Chairs.  The board of directors believes that due to the experience and expertise of the Chairman and the board committee Chairs, it does not need to formally delineate their roles and responsibilities.

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer.  If the board and the Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board of directors has not developed a written position description for the Chief Executive Officer of the Company.  The board of directors, in conjunction with management, sets the Company's annual objectives which become the objectives against which the Chief Executive Officer's performance is measured.  The board of directors defines the responsibilities of the Chief Executive Officer, which includes delegation of specific responsibilities to other members of management.

 Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors; and

(ii)	the nature and operation of the issuer's business.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company does not currently have any formal orientation and education programs for new directors of the Company.  Each director has the responsibility to ensure that he maintains the skill and knowledge to meet his obligations as a director.  Board members are encouraged to communicate with management of the Company, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, to attend related industry seminars and conventions and to visit the Company's operations.  Directors have full access to the Company's records.

The Company pays for the cost of relevant courses for the directors.

 Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has a written code of business conduct and ethics (the "Code of Conduct") in place for its directors, officers, and employees, adopted on March 30, 2005.  A copy of the Code of Conduct is provided to each director, officer and employee of the Company and is available upon the request of any shareholder.  Compliance with the Code of Conduct is monitored by the Board as a whole.  Employees of the Company are encouraged to promptly report to the Board any violation of the Code of Conduct or any law, rule or regulation that has been or is likely to be committed by the employee or someone else who is a representative of the Company.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code of Conduct requires disclosure to the board of directors of any transactions or agreements in respect of which any director or executive officer of the Company has a material interest and the extent and nature of that interest.  Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect to the Company must abstain from discussion and voting by the board of directors or any committee of the board of directors on any motion to recommend or approve the relevant agreement or transaction.  The board of directors itself must comply with conflict of interest provisions of the Business Corporations Act (Alberta) in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Code of Conduct.

 Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination. Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board of directors has the responsibility for selecting nominations for election to the board of directors.  The board of directors will periodically review general and specific criteria to consider when directors are being appointed to the board of directors.  The objective of this review will be to recommend that appointments be made to provide the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  The review will take into account the desirability of maintaining a balance of skills, experience and background, along with the key common characteristics required for effective board participation.

 Compensation

Describe the process by which the board determines the compensation for the issuer's directors and officers.  Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Company's Compensation Committee is composed entirely of independent directors.

The Company compensates its executive officers through a combination of base salary, bonuses and options.  The base salary provides an immediate cash incentive for executive officers.  Bonuses encourage and reward exceptional performance over the financial year compared to predefined goals and objectives.  Stock options ensure that executive officers are motivated to achieve long term growth of the Company and continuing increases in shareholder value.

Any bonuses will be related to performance and may form a greater or lesser part of the entire compensation package in any given year.  An annual bonus may be paid for each fiscal year based on the board of directors' assessment of the Company's general performance, as measured against a portfolio of goals or targets agreed upon by the board of directors and management, and the relative contribution of each of the executive officers, including the Chairman and Chief Executive Officer, to that performance.

The Company provides long term incentive compensation to its executive officers through the Stock Option Plan.  The board of directors as a whole, in concert with the Compensation Committee, recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions.  The board of directors views the granting of stock options as a means of enticing high quality new employees and retaining current employees, and thereby promoting the success of the Company and higher returns to its shareholders.

 Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit Committee and Compensation Committee, the board of directors has a Reserves Committee, a Disclosure Committee and a Special Projects Committee.

The primary function of the Reserves Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the annual review of the Company's petroleum and natural gas reserves.

The primary function of the Disclosure Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the Company's continuous disclosure obligations.

The primary function of the Special Projects Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to Company projects where the board deems special committee involvement is appropriate.

 Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The board of directors is responsible to assess, on an ongoing basis, its overall performance and that of its committees.  The objective of this review is to contribute to a process of continuous improvement in the board of directors' execution of its responsibilities.  The review will identify any areas where the directors of the Company or management believe that the board of directors could make a better collective contribution to overseeing the affairs of the Company.  The board of directors is also responsible for regularly assessing the effectiveness and contribution of the each director, having regard to the competencies and skills each director is expected to bring to the board of directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, there were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

During the year ended December 31, 2007, Canadian Superior paid $1.9 million, on industry terms, for equipment rentals to a related party company controlled by Mr. Gregory Noval, an officer and director of Canadian Superior.  Also, during 2007, the Company invoiced $0.7 million, at market rates, to this company for payroll services.  In addition, Canadian Superior paid $0.2 million (2006 - $0.2 million) to a company controlled by Mr. Kaare Idland, a director of the Company, for oilfield construction services on industry terms.

At December 31, 2007, Canadian Superior was carrying a receivable in the amount of US$19.7 million from a company of which Mr. Gregory Noval, an officer and director of Canadian Superior, is a shareholder and director.  These receivables pertain to transactions for Canadian Superior's Trinidad "Intrepid" Block 5(c) project in Trinidad.  These transactions were incurred under normal industry terms and conditions.  Subsequent to year end, the Company received payment of US$20.0 million from this related party.

OTHER MATTERS COMING BEFORE THE BOARD

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the Notice of Meeting.  Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on SEDAR at www.sedar.com. Financial information respecting the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year.  Securityholders can access this information on SEDAR or by request to the Secretary of the Company at the following address:

Canadian Superior Energy Inc.
Suite 2700, 605 – 5th Avenue SW
Calgary, Alberta
T2P 3H5
Phone:  (403) 294-1411
Facsimile:  (403) 216-2374

Appendix "A"

CANADIAN SUPERIOR ENERGY INC.

STOCK OPTION PLAN

April 30, 2001
(As amended June 11, 2004, June 24, 2005 and (proposed) June 27, 2008)

CANADIAN SUPERIOR ENERGY INC.
STOCK OPTION PLAN

1.	INTERPRETATION

In this Plan (including this clause), unless there is something in the subject matter or context inconsistent therewith, words importing the singular number shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and the following expressions shall have the following meanings, respectively:

	(a)	“Board” shall mean the Board of Directors of the Corporation;

	(b)	“Change of Control” includes:

(i)
the acquisition by any person or corporation, or any persons or corporations acting jointly or in concert (as determined by the Securities Act (Alberta)), whether directly or indirectly, of voting securities of the Corporation which, together with all other voting securities of the Corporation held by such persons or corporations, constitutes, in the aggregate, more than 20% of all outstanding voting securities of the Corporation;

(ii)
an amalgamation, arrangement or other form of business combination of the Corporation with another corporation which results in the holders of voting securities of that other corporation holding, in the aggregate, more than 20% of all outstanding voting securities of the corporation resulting from the business combination; or

(iii)
the sale, lease or exchange of all or substantially all of the property of the Corporation, other than in the ordinary course of business of the Corporation or to a Subsidiary, to another person or corporation;

	(c)	“Committee” shall mean a committee of Directors appointed by the Board in accordance with section 3 hereof;

	(d)	“Common Shares” shall mean voting common shares of the Corporation;

	(e)	“Corporation” shall mean Canadian Superior Energy Inc. and any successor or continuing corporation resulting from any form of corporate reorganization;

	(f)	“Early Termination Date” shall mean the date that an Option terminates prior to the Normal Expiration Date of such Option;

	(g)	“Exercise Price” shall mean the exercise price of Common Shares under an Option Agreement determined as provided for in subsection (e) of section 7 hereof;

	(h)	“Expiry Date” shall mean the Normal Expiration Date or the Early Termination Date of an Option, as the case may be;

(i)	“Insider” shall mean:

	(i)	an insider as defined in the Securities Act (Alberta), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary; and

	(ii)	an associate, as defined in the Securities Act (Alberta), of any person who is an insider by virtue of (a) above;

(j)	“Market Value” shall mean:

(i) the last reported sale price on the trading day immediately preceding the Option Date of an Option at which Common Shares traded on the TSX; or

(ii)
if there is no reported sale price at which Common Shares traded on such exchange on the trading day immediately preceding such Option Date, the last reported sale price at which Common Shares traded on such exchange prior to such Option Date; or

(iii)
if the Common Shares are not listed and trading on a stock exchange on such Option Date, such price as the Board shall, in their sole discretion, determine is the fair value of the Common Shares at such time;

(k)
 “Normal Expiration Date” shall mean, with respect to any Option, the date determined by the Board on which such Option would normally terminate (except as otherwise provided in subsections (g)(i), (g)(ii) and (h) of section 7 of the Plan), which date shall in no event be later than the tenth anniversary of the Option Date of such Option;

(l)	“Option” shall mean an option to purchase Common Shares granted pursuant to the Plan;

(m)
“Option Agreement” shall mean an agreement, substantially in the form of the agreement set out in Schedule A to this Plan, between the Corporation and a Participant setting out the terms of an option granted to a Participant;

(n)	“Option Date” shall mean the date on which the Board grants an Option to a Participant;

(o)	“Optionee” shall mean a Participant who has entered into an Option Agreement with the Corporation;

(p)	“Option Shares” shall mean the Common Shares, which a Participant is entitled to purchase under an Option;

(q)	“Participant” shall mean, on any date:

(i) a person who is regularly employed by the Corporation;

(ii) an officer of the Corporation;

(iii) director of the Corporation;

		(iv)	a consultant to the Corporation; or

		(v)	a Service Provider;

	(r)	“Plan” shall mean the Corporation’s “Stock Option Plan” as embodied herein, as from time to time amended;

	(s)	“Service Provider” shall mean any person or company engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation;

(t)
“Share Compensation Arrangement” shall mean any stock option, stock option plan, employee stock purchase plan or any compensation or incentive mechanism involving the issuance or potential issuance of common shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; and

	(u)	“TSX” shall mean The Toronto Stock Exchange.

2.	PURPOSE OF THE PLAN

The Purpose of the Plan is to provide options to purchase Common Shares to employees, officers, directors of the Corporation and consultants to the Corporation and others as an incentive to assist the Corporation in achieving the long-term objectives of the Corporation and to attract and retain persons of experience and ability.

3.	ADMINISTRATION, PARTICIPANTS AND ALLOTMENTS

	(a)	The Plan will be administered by:

		(i)	the Board;

		(ii)	if determined by the Board, by a compensation committee of the Board (the “Committee”) consisting of not less than three directors; or

(iii)
if determined by the Board, by the Chairman of the Board, the President or the Chief Executive Officer of the Corporation with respect to Options granted to Participants at the commencement of the employment or engagement of such Participants with or by the Corporation. If a Committee is appointed to administer the Plan, all references in this Plan to the Board will be deemed to be references to the Committee. If the Chairman of the Board, the President or the Chief Executive Officer of the Corporation is appointed to administer the Plan with respect to Options granted to Participants at the commencement of their employment or engagement, then Options so granted shall be conditional on subsequent ratification by the Board.

	(b)	Subject to the limitations of the Plan, the Board has the authority to:

		(i)	determine which Participants are to be granted Options and grant Options to those Participants;

	(ii)	determine the terms of such Options;

	(iii)	prescribe the form of Option Agreement and Notice of Exercise with respect to a particular Option, if other than as set forth in Schedules A and B to this Plan; and

(iv)
interpret the Plan and determine all questions arising out of the Plan and any option granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Corporation and all other affected persons.

(c)
The Board or the Committee may prescribe rules and regulations relating to the Plan and may approve the form and content and prescribe the use of such forms of applications, directions, powers of attorney, and other documents or instruments, either generally or in specific cases, as may be deemed necessary or advisable for the grant or issuance of Options under the Plan and for the proper administration and operation of the Plan.

(d)
The Board or the Committee shall review the Plan from time to time with a view to making revisions to it, granting additional Options and, in the case of the Committee, making appropriate recommendations to the Board.

(e)	Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board or by the Committee pursuant to the Plan shall constitute an Option hereunder.

(f)
An Option granted by the Board to a Participant pursuant to the Plan is subject to, and shall be of no force and effect until, the execution and delivery of an Option Agreement by both the Corporation and such Participant.

(g)
The Corporation shall be responsible for all costs of administration of the Plan, including the fees, if any, of any trustee and the fees of all advisors or consultants retained by such persons to assist them in the performance of their respective duties; and

(h)	The implementation and the operation of the Plan, including the granting of any Option pursuant to the Plan, is subject:

(i)
to receipt by the Corporation of all necessary approvals, advance rulings, exemptions or registrations required or deemed advisable under applicable law or regulations including without limiting the generality of the foregoing, all necessary approval or registrations required by any and all stock exchanges upon which the Common Shares are listed; and

	(ii)	to filings by or on behalf of Optionees pursuant to applicable law or regulations with respect to the Options, and the Option Shares underlying the Options, granted to the Optionees.

4.	COMMON SHARES RESERVED

	(a)	The maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan is 10% of the number of issued and outstanding Common Shares, from time to time.

	(b)	Any increase in the number of issued and outstanding Common Shares will result in an increase in the available number of Common Shares that may be reserved for issuance under the Plan;

	(c)	Any exercises of Options will make new grants of Options available under the Plan;

(d)
The maximum number of Common Shares that may be reserved for issuance to any one Participant pursuant to Options granted under the Plan and all outstanding agreements to grant Options is 5% of the number of Common Shares issued and outstanding.

(e)
Any Option Shares, which have not been purchased prior to the expiration or termination of the Option, which such Option Shares underlie, shall become part of the Common Shares reserved for issuance under the Plan but unallocated to any particular Option. So long as any Options are outstanding under the Plan, the Board shall at all times reserve, pursuant to this section 4, at least that number of unissued Common Shares which is sufficient to enable all of such Options to be exercised in accordance with their terms subject to any required regulatory and/or shareholder approvals.

5.	LIMITS WITH RESPECT TO INSIDERS

(a)
The maximum number of Common Shares that may be reserved for issuance to Insiders pursuant to Options granted under the Plan and any other Share Compensation Arrangement is 10% of the number of Common Shares outstanding.

(b)
The maximum number of Common Shares that may be issued to Insiders under the Plan and any other Share Compensation Arrangement within a one year period is 10% of the number of Common Shares outstanding.

(c)
The maximum number of Common Shares that may be issued to any one Insider (and such Insider’s associates, as defined in the Securities Act (Alberta)) under the Plan and any other Share Compensation Arrangement within a one-year period is 5% of the number of Common Shares outstanding.

(d)
For the purposes of (a), (b) and (c) above, any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider is to be excluded.

6.	PARTICIPATION VOLUNTARY

Participation in the Plan by a Participant is entirely voluntary and will not affect the Participant’s employment. The Plan and any Options granted pursuant to the Plan shall not, of itself, give any participant the right to continue to be an employee, officer or director of the Corporation.

7.	CERTAIN TERMS OF OPTION AGREEMENTS

The Option Agreements shall (or may, if so indicated) contain provisions providing for the following terms with respect to the exercise of Options under the Plan:

	(a)	An Option may be exercised by an Optionee as follows:

		(i)	on and after the first anniversary of the Option Date, as to 33-1/3% of the Option Shares or any part thereof;

		(ii)	on and after the second anniversary of the Option Date, as to an additional 33-1/3% of the Option Shares or any part thereof; and

(iii)
on and after the third anniversary of the Option Date, as to the remaining 33-1/3% of the Option Shares or any part thereof; subject to the right of the Board to determine at the time of the grant that a particular Option will be exercisable in whole or in part on different dates and to determine after the Option Date that a particular option will be exercisable in whole or in part on earlier dates for any reason.

	(b)	In the event of a Change of Control and subject to the approval of the Board, the unmatured portion of a Participant’s options may be exercisable in whole or in part on:

		(i)	the date and time of a takeover bid;

		(ii)	the date of the meeting of securityholders of the Corporation at which an amalgamation, arrangement or other form of business combination, as the case may be, is approved; or

		(iii)	the date and time of a meeting of securityholders of the Corporation at which the sale, lease or exchange of all or substantially all of the property of the Corporation is approved.

(c)
In the event the unmatured portion of an Option is accelerated pursuant to paragraph 7(b)(i) is not exercised by an Optionee and the securities of the Corporation are not taken up and paid for under the takeover bid, such unmatured portion of the Option which is accelerated shall cease to be accelerated and shall be exercisable in accordance with the provisions of this plan other than paragraph 7(b).

	(d)	An Option under the Plan shall not be exercisable for less than 500 Common Shares at any one time;

(e)
The Exercise Price shall be the price per Common Share fixed by the Board on the Option Date provided that such Exercise Price shall not be less than the Market Value on the Option Date. The Exercise Price of Option Shares as to which an Option shall be exercised shall be paid in full in Canadian funds by certified cheque or bank draft payable to or to the order of the Corporation at the time or exercise;

(f)	Each Option shall terminate on its Normal Expiration Date but subject always to the provisions of subsection (g) of this section 7;

(g)	If subsequent to the Option Date of an Option and before its Normal Expiration Date, the Optionee of such Option ceases to be a Participant:

(i)
by reason of death or permanent disability, such Optionee’s Option may be exercised during the period of one year after the date of death or date that the Optionee ceased to be a Participant by reason of permanent disability (but only as to such number of Option Shares in respect of which the Option would have been exercisable under the Option Agreement on the date of death, or date that the Optionee ceased to be a Participant by reason of permanent disability, if the Optionee had not ceased to be a Participant as aforesaid); provided that, notwithstanding anything provided for in this subsection (g)(i) of this section 7 no Option may be exercised after the tenth anniversary of the Option date of such Option. In this Plan “permanent disability” shall mean an illness or physical or mental disability of an Optionee which in the opinion of appropriate professional advisors, will for the foreseeable future, prevent the Optionee from carrying on as a Participant;

(ii)
for any cause other than death or permanent disability, such Optionee’s Option may be exercised (but only as to such number of Option Shares in respect of which the Option would have been exercisable under the provisions of the Option Agreement on such date of exercise if such Optionee had not ceased to be a Participant as aforesaid) up to a date 90 days (or such longer period as the Board in its discretion may determine and, where required, the appropriate regulatory authority may approve) after the date the Optionee ceased to be a Participant or up to the Normal Expiration Date, whichever date shall first occur;

(iii)
With respect to subsection (g)(i) of this section 7, the rights to exercise the Option after the death of the Optionee, as therein specified, may be exercised by the person or persons to whom the Optionee’s rights under the Option Agreement shall pass by will or applicable law or, if no such person has such right, by the deceased Optionee’s executors or administrators; and

(iv)
An Optionee shall have no rights whatsoever as a shareholder of the Corporation in respect of any of the Option Shares (including any right to receive dividends or other distribution there from or thereon) other than in respect of Option Shares in respect of which the Optionee shall have exercised his Option thereunder and which the Optionee shall have actually paid for and taken-up.

(h)
If the Normal Expiration Date of an Option expires during a Blackout Period (as defined below) or within nine (9) business days after a Blackout Period, such Normal Expiration Date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable Black Out Period.  For the purposes of this Plan, Blackout Period means, with respect to an Option, any period during which the holder of such Option is not permitted to trade Common Shares pursuant to the policies of the Company.

8.	CHANGES IN STOCK

In the event:

	(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

	(b)	of any stock dividend to holders of Common Shares;

	(c)	that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or

(d)
that as a result of any recapitalization, merger, consolidation or otherwise, the Common Shares are converted into or exchangeable for any other shares; then in any such case, subject to the terms of the Plan, the number of Common Shares reserved for issuance and available for Options under the Plan, the number of Option Shares underlying outstanding Options and the price per Option Share of such Options shall be proportionately adjusted by the Board to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Options as compared to holders of Common Shares.

9.	COMMON SHARES FULLY PAID AND NON-ASSESSABLE

All Common Shares issued upon the exercise of any Option pursuant to the terms and conditions of the Plan shall be issued as fully paid and non-assessable Common Shares.

10.	CONDITIONS OF ISSUANCE OF SHARES

	(a)	If at any time the Board shall determine, in its discretion, that:

(i)
the registration or qualification of the Common Shares, which are the subject of any Option Agreement, upon, or the consent or approval of, any securities exchange or stock exchange upon which the Common Shares are listed;

(ii) the registration or qualification under any laws of Canada or any Province thereof or the United States or any State thereof or the consent or approval or any regulatory authority thereof;

(iii) evidence (in form and content satisfactory to the Board) of the investment intent of the Optionee; and/or

(iv)
an undertaking of the Optionee as to the sale or disposition of such Common Shares purchased pursuant to an Option Agreement to the effect that such Common Shares so purchased will not be traded by the Optionee for a specified period of time; is necessary or desirable as a condition of the issuance of any Common Shares pursuant to any Option Agreement, then the issuance of any Common Shares pursuant to the exercise of an Option shall not be made unless and until such registration, qualification, consent, approval, evidence or undertaking shall have been effected or obtained free of any condition not acceptable to the Board.

(b)
Any trade by the Optionee in any Common Share issued to the Optionee pursuant to the Plan, including any sale or disposition for valuable consideration, and any transfer, pledge, or encumbrance of any Common Shares issued to an Optionee pursuant to the Plan, shall be subject to such regulatory approvals as may be required at the time of the trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade in any Common Shares acquired pursuant to the Plan.

(c)
The Corporation cannot and does not assure a profit, or protect the Optionee against a loss, with respect to the Common Shares purchased pursuant to the Plan. The Corporation does not assume any responsibility relating to any tax liability of the Optionee by reason of the exercise of any Option or any subsequent trade of any Common Shares issued to an Optionee pursuant to the exercise of an Option.

11.	ACCOUNTS AND STATEMENTS

The Corporation shall maintain records indicating the number of Options granted to each Optionee and the number of Options exercised under the Plan. Upon written request from an Optionee, the Corporation shall furnish to the Optionee a statement indicating the number of Options held on behalf of the Optionee.

12.	INTERPRETATION, AMENDMENT AND TERMINATION OF PLAN

	(a)	The Board may, at any time, suspend or terminate this Plan.

	(b)	Subject to Section 12(c) and 12(d), the Board may, at any time and from time to time, amend the Plan or any Option without the approval of holders of Shares.

(c)
Notwithstanding Section 12(b), the Board may not, without approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of holders of Shares, amend the Plan or any Option to:

(i) increase the maximum percentage of the issued and outstanding Shares issuable pursuant to the Plan;

(ii)
make any amendment that would reduce the Exercise Price of an outstanding Option (including, without limitation, any cancellation and reissuance of an Option constituting a reduction of the Exercise Price for such Option);

(iii) amend the Normal Expiration Date to extend the term of any Option or allow for such Option to be exercisable for a period exceeding ten (10) years from the date the Option is granted; or

(iv)
make any amendment which would permit Options to be transferable or assignable other than, in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant’s rights under such Options pass by the Participant’s will or applicable law.

(d)
Notwithstanding Section 12(b), no amendment or revision to the Plan or any Option shall alter the terms of any Option theretofore granted under this Plan without the consent of the holder of such Option, or amend the Plan retroactively.

[The Board may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may:

(a)
be made without obtaining any required regulatory or shareholder approvals (which approvals will always be required in the case of an amendment to increase the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan); or

	(b)	alter or impair any Options previously granted to an Optionee without the consent or deemed consent of the Optionee.

The Board may amend the terms of any outstanding Option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or portion thereof vests and so becomes exercisable), provided that:

	(c)	any required regulatory and shareholder approvals are obtained;

	(d)	the Board would have had the authority to initially grant the Option under terms as so amended; and

	(e)	the consent or deemed consent of the Optionee is obtained.]

13.	WAIVER

No waiver by the Corporation of any term of this Plan or any breach thereof by an Optionee shall be effective or binding on the Corporation unless the same be expressed in writing and any waiver so expressed shall not limit or affect the Corporation’s rights with respect to any other or future breach.

14.	GENERAL

(a)
The Plan and each Option granted under the Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into pursuant to the Plan shall be treated in all respects as an Alberta contract;

(b)
Any officer or director of the Corporation is hereby authorized to execute and deliver, under corporate seal or otherwise, all instruments and documents (including, without limitation, Option Agreements) and do all things necessary or desirable for carrying out the provisions of the Plan.

(c)
Nothing contained herein shall restrict or limit or be deemed to restrict or limit the rights or powers of the Board in connection with any allotment and issuance of shares in the capital stock of the Corporation which are not reserved for issuance hereunder.

(d)
The Plan and any Option Agreement entered into pursuant hereto shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement shall not be transferable or alienable by the Optionee either by assignment or in any other manner whatsoever and, during the Optionee’s lifetime, shall be vested only in the Optionee, but shall, subject to the terms hereof and of the Option Agreement, enure to the benefit of and be binding upon the legal personal representatives of the Optionee.

CANADIAN SUPERIOR ENERGY INC.

●, Director

●, Director

Schedule A

FORM OF OPTION AGREEMENT

CANADIAN SUPERIOR ENERGY INC.

STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Canadian Superior Energy Inc. (the “Corporation”) and the Optionee named below pursuant to the Canadian Superior Energy Inc. Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on _______________________, 200__ (the “Option Date”);

2.	_________________________________________ (the “Optionholder”);

3.
was granted a non-assignable option to purchase ____________ Common Shares (the “Optioned Shares”) of the Corporation, exercisable as to 331/3% on each of the first, second and third anniversary dates of the Option Date [or otherwise];

4.	at a price (the “Exercise Price”) of $_______ per Common Share; and

5.	or a term expiring at 5:00 p.m., _______________________________ time, on __________________________, 200__ (the “Expiry Date”);

all on terms and subject to the conditions set out in the Plan. By signing this agreement, the Optionee acknowledges that he or she has read and understands the Plan.

IN WITNESS WHEREOF the Corporation and the Optionee have executed this Option Agreement as of _______________________, 200__.

CANADIAN SUPERIOR ENERGY INC.

By:

By:

Name of Optionee

Signature of Optionee

Schedule B
FORM OF NOTICE OF EXERCISE
CANADIAN SUPERIOR ENERGY INC.
STOCK OPTION PLAN
NOTICE OF EXERCISE

To:	Canadian Superior Energy Inc.
Suite 2700, 605 – 5th Avenue SW
Calgary, Alberta
T2P 3H5

Reference is made to the Option Agreement made as of __________________________, 200__, between Canadian Superior Energy Inc. (the “Corporation”) and the Optionee named below. The Optionee hereby exercises the Option to purchase Common Shares of the Corporation as follows:

Number of Option Shares for which Option being exercised:
Exercise Price per Common Share:	$
Total Exercise Price (in the form of a cheque (which need not be a certified cheque) or bank draft tendered with this Notice of Exercise):	$
Name of Optionee as it is to appear on share certificate:
Address of Optionee as it is to appear on the register of Common Shares of the Corporation and to which a certificate representing the Common Shares being purchased is to be delivered:

Dated _____________________, 2008.

Name of Optionee

Signature of Optionee